U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FoR 3/31/05
Current Report on Form 8-K 2005-RS3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)



SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 31st day of March 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)



By:
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

New Issue Computational Materials

$724,513,000 (Approximate)

RAMP Series 2005-RS3 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RS3

March 18, 2005 (Revised on March 29, 2005)

Expected Timing:	Pricing Date:	On or about [Wednesday, March 23], 2005
	Settlement Date:	On or about March 30, 2005
	First Payment Date:	April 25, 2005
Structure:	Group IA (Fixed and ARMs):	$316,105,319 senior/subordinate structure
	Group IB (Fixed and ARMs):	$316,061,765 senior/subordinate structure
	Group II (ARMs):	$112,833,402 senior/subordinate structure
	Rating Agencies:	Moody's and Fitch

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation. The Information does not include all material information about the securities or the mortgage pool. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any information herein regarding the collateral or the securities will be supplemented by information regarding the collateral and/or the securities contained in the prospectus and the prospectus supplement (Offering Documents) and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision.

RAMP Series 2005-RS3
$724,513,000 (Approximate)
Characteristics of the Certificates (1)(2)(3)(4)(5)(6)

Class	Amount ($)	Ratings (Moody's/Fitch)	Bond Type	Delay Days	Interest Accrual Basis	Expected WAL (yrs) To Call	Expected Principal Window To Call	Exp. Maturity To Call	Final Scheduled Maturity
A-I-A1	$117,642,000	Aaa/AAA	Senior Floater	0	Actual/360	1.00	22	January 2007	November 2024
A-I-A2	114,518,000	Aaa/AAA	Senior Floater	0	Actual/360	3.10	56	August 2011	May 2033
A-I-A3	27,399,000	Aaa/AAA	Senior Floater	0	Actual/360	6.93	8	March 2012	March 2035
A-I-B1	233,603,000	Aaa/AAA	Senior Floater	0	Actual/360	2.36	84	March 2012	March 2035
A-I-B2	25,956,000	Aaa/AAA	Senior Floater	0	Actual/360	2.36	84	March 2012	March 2035
A-II	112,269,000	Aaa/AAA	Senior Variable	24	30/360	2.62	59	February 2010	March 2035
M-1	20,487,000	Aa1/AA+	Mez Floater	0	Actual/360	4.82	43	March 2012	March 2035
M-2	18,625,000	Aa2/AA	Mez Floater	0	Actual/360	4.77	45	March 2012	March 2035
M-3	9,313,000	Aa3/AA-	Mez Floater	0	Actual/360	4.74	45	March 2012	March 2035
M-4	11,175,000	A1/A+	Mez Floater	0	Actual/360	4.72	46	March 2012	March 2035
M-5	7,451,000	A2/A	Mez Floater	0	Actual/360	4.72	47	March 2012	March 2035
M-6	9,313,000	A3/A-	Mez Floater	0	Actual/360	4.69	47	March 2012	March 2035
M-7	5,587,000	Baa1/BBB+	Mez Floater	0	Actual/360	4.69	47	March 2012	March 2035
M-8	5,960,000	Baa2/BBB	Mez Floater	0	Actual/360	4.69	47	March 2012	March 2035
M-9	5,215,000	Baa3/BBB-	Mez Floater	0	Actual/360	4.67	48	March 2012	March 2035
Offered Certificates	**$724,513,000**								
B-1	3,725,000	Ba1/BB+	Sub Floater	0	Actual/360	4.65	48	March 2012	March 2035
B-2	5,587,000	Ba2/BB	Sub Floater	0	Actual/360	4.45	44	November 2011	March 2035
B-3	7,450,000	B2/B	Sub Floater	0	Actual/360	3.69	29	August 2010	March 2035
Grand Total	**$741,275,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:

<u>**Group I Loans**</u>:

Fixed: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).

ARMs: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

<u>**Group II Loans**</u>: 25% CPR to the earlier of (a) the weighted average months to roll or (b) the 10% optional call.

(3) The pass-through rate on the Class A-I Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group I Net WAC Cap Rate and (iii) 14.00% per annum.

(4) The pass-through rate on the Class A-II Certificates will be equal to the Group II Net WAC Cap Rate.

(5) The pass-through rate on the Class M and Class B Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group I Net WAC Cap Rate and (iii) 14.00% per annum.

(6) If the 10% optional call is not exercised, the margin on the Class A-I-A3, Class A-I-B1 and Class A-I-B2 Certificates will double and the margin on the Class M and Class B Certificates will increase by a 1.5x multiple,beginning on the second Distribution Date after the first possible related optional call date.

Issuer:	RAMP Series 2005-RS3 Trust.
Certificates:	The Class A-I-A1 through Class A-I-A3 Certificates (collectively, the "Class A-I-A Certificates") are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group IA Loans"). The Class A-I-B1 and Class A-I-B2 Certificates (collectively, the Class "A-I-B Certificates") are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations (the "Group IB Loans"). The Class A-I-A and Class A-I-B Certificates are referred to together as the "Class A-I Certificates." The Class A-II Certificates are backed by first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group II Loans"). The Class A-I-A, Class A-I-B and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-1 through Class M-9 Certificates (collectively, the "Class M Certificates") and the Class B-1 through Class B-3 Certificates (collectively, the "Class B Certificates") are backed by the Group I Loans and Group II Loans. **The Class B Certificates are not offered hereby**.
Lead Manager:	Bear, Stearns & Co. Inc.
Co-Managers:	Credit Suisse First Boston LLC Greenwich Capital Markets, Inc. Residential Funding Securities Corporation
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP")
Trustee:	JPMorgan Chase Bank, National Association
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately [93.55]% of the mortgage loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	March 1, 2005 after deducting payments due during the month of March 2005.
Settlement Date:	On or about March 30, 2005.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on April 25, 2005.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A, Class M-1, Class M-2 and Class M-3 Certificates: $25,000 and integral multiples of $1 in excess thereof; for the Class M-4 through Class M-9 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations: None of the Certificates are expected to be ERISA eligible.

Legal Investments: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description:

- The Group IA Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations with an aggregate principal balance of approximately $316,105,319 as of the Cut-off Date.
- The Group IB Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations with an aggregate principal balance of approximately $316,061,765 as of the Cut-off Date.
- Group II Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations with an aggregate principal balance of approximately $112,833,402 as of the Cut-off Date.

Prepayment Assumptions:

Group IA and Group IB

- Fixed – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
- ARMs – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

Group II

- 25% CPR

Optional Call: If the aggregate principal balance of the mortgage loans falls below 10% of the aggregate original principal balance of the mortgage loans (the "Optional Call Date"), Residential Funding or its designee may terminate the trust. The exercise of the optional call may be subject to limitations as described in the prospectus supplement.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

Credit Enhancement:

A. Subordination.

Credit enhancement for the Class A Certificates will include the subordination of the Class M and Class B Certificates. Credit enhancement for the Class M Certificates will include the subordination of the Class B Certificates.

Initial Subordination (including the OC Deposit):

Class	At Closing	On the Stepdown Date
Class A	15.25%	30.50%
Class M-1	12.50%	25.00%
Class M-2	10.00%	20.00%
Class M-3	8.75%	17.50%
Class M-4	7.25%	14.50%
Class M-5	6.25%	12.50%
Class M-6	5.00%	10.00%
Class M-7	4.25%	8.50%
Class M-8	3.45%	6.90%
Class M-9	2.75%	5.50%
Class B-1	2.25%	4.50%
Class B-2	1.50%	3.00%
Class B-3	0.50%	1.00%

B. Overcollateralization ("OC")

Initial (% Orig.)	0.50%
OC Target (% Orig.)	0.50%
OC Floor (% Orig.)	0.50%
OC Holiday	None

C. Excess Spread

Initially equal to approximately 250 bps per annum.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount generally as follows:

(1) Distribution of accrued and unpaid interest to the certificates;

(2) Distribution of principal to the certificates, in the priority described herein;

(3) Distribution of principal to the certificates from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the certificates from the excess interest on the mortgage loans, until the required level of overcollateralization is reached;

(5) Payment to the certificates in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, (a) payment to the Class A-I-A Certificates in respect of any Group I Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement, and (b) payment to the Class A-I-B Certificates in respect of any Group I Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement and (c) payment to the Class M Certificates and Class B Certificates, in respect of any Group I Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(7) Payment to the certificates in respect of current relief act shortfalls;

(8) To pay to the holders of the Class A Certificates, pro rata, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) To the Swap Counterparty, any termination payment triggered by a swap termination event; and

(10) Distribution of any remaining funds to the non-offered certificates.

Any payments under clauses (1), (3), (4), (5), (6), (7) and (8) shall be made to the extent not covered by amounts paid pursuant to the Swap Agreement

Interest Accrual Period:

Class A-I-A, Class A-I-B, Class M and Class B Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date on an actual/360 basis.

Class A-II Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Pass-Through Rates:

Class A-I Pass-Through Rates:

- On each Distribution Date, the Class A-I Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-I-A3, Class A-I-B1 and Class A-I-B2 Margin, (y) the Group I Net WAC Cap Rate and (z) 14.00% per annum.

Class A-II Pass-Through Rate:

- The pass-through rate on the Class A-II Certificates will be equal to the Group II Net WAC Cap Rate.

Class M and Class B Pass-Through Rates:

- On each Distribution Date, the Pass-Through Rate on the Class M Certificates and Class B Certificates will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the Margin, (y) the Group I Net WAC Cap Rate and (z) 14.00% per annum.
- The margin on the Class M and Class B Certificates will increase by a 1.5x multiple beginning on the second Distribution Date after the first possible Optional Call Date.

Group I Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to (a) the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period minus (b) the amounts paid to the Swap Counterparty allocable to the Group I Loans, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Class A-I, Class M or Class B Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall (the "Group I Basis Risk Shortfall") will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group I Basis Risk Shortfall Carry-Forward Amount"). The payments from the Swap Agreement will be available to cover any shortfalls on the Class A-I, Class M and Class B Certificates resulting from the application of the Group I Net WAC Cap Rate.

Group II Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

Weighted Average Monthly Fees:

Master servicing fee and subservicing fee of approximately:
[0.380%] per annum for Group IA
[0.391%] per annum for Group IB
[0.375%] per annum for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation: For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Required Overcollateralization Amount: With respect to any Distribution Date, 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-Off Date.

Trigger Event: A Trigger Event is in effect on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds 42.50% of the Senior Enhancement Percentage or (ii) cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

	Loss Trigger
Months 37-48	1.60% in the first month plus an additional 1/12th of 0.90% for every month thereafter
Months 49-60	2.50% in the first month plus an additional 1/12th of 0.70% for every month thereafter
Months 61-72	3.20% in the first month plus an additional 1/12th of 0.45% for every month thereafter
Months 73 and thereafter	3.65%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the mortgage loans immediately preceding that Distribution Date.

Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M and Class B Certificates and (ii) the Overcollateralization Amount, in each case prior to the distribution of the aggregate Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: An amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Required Overcollateralization Amount.

Principal Distribution Amount:: On any distribution date, the excess of (x) the Available Distribution Amount over (y) the Interest Distribution Amount and (b) the sum of the following:

(i) the principal portion of all scheduled monthly payments on the mortgage loans received or Advanced with respect to the related due period;
(ii) the principal portion of all proceeds of the repurchase of mortgage loans, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the preceding calendar month;
(iii) the principal portion of all other unscheduled collections received on the mortgage loans during the preceding calendar month other than Subsequent Recoveries, including, without limitation, Liquidation Proceeds, Insurance Proceeds, full and partial Principal Prepayments made by the respective mortgagors, to the extent not distributed in the preceding month;
(iv) the principal portion of any Realized Losses incurred, or deemed to have been incurred, on any mortgage loans in the calendar month preceding that distribution date to the extent covered by Excess Cash Flow for that distribution date as described under "—Overcollateralization Provisions" below;
(v) the principal portion of any Realized Losses allocated to any class of offered certificates on a prior distribution date and remaining unpaid, to the extent covered by Subsequent Recoveries for that distribution date as described under "—Overcollateralization Provisions" below; and
(vi) the amount of any Overcollateralization Increase Amount for that distribution date to the extent covered by Excess Cash Flow for that distribution date as described under "—Overcollateralization Provisions" below;

minus

(vii) the amount of any Overcollateralization Reduction Amount for that distribution date; and
(viii) the Capitalization Reimbursement Amount for that distribution date

In no event will the Principal Distribution Amount on any distribution date be less than zero or greater than the aggregate outstanding Certificate Principal Balance of the Class A, Class M and Class B Certificates.

Principal Remittance Amount: With respect to any distribution date, the sum of the amounts described in clauses (b)(i), (b)(ii) and (b)(iii) of the definition of Principal Distribution Amount for that distribution date.

Class A Principal Distribution Amount:

With respect to any distribution date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the greater of (a) the Principal Distribution Amount for that distribution date and (b) the portion of the Principal Remittance Amount related to the Group II Loans for that distribution date or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, the greater of (a) the lesser of the Principal Distribution Amount for that distribution date and the excess, if any, of (A) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor and (b) the portion of the Principal Remittance Amount related to the Group II Loans for that distribution date.

Principal Allocation Amount:

With respect to any distribution date, the sum of (a) the Principal Remittance Amount related to the Group I Loans for that distribution date and (b) the aggregate amount of Realized Losses on the Group I Loans in the calendar month preceding that distribution date, to the extent covered by Excess Cash Flow for that distribution date as described under "—Overcollateralization Provisions" below; provided that on any distribution date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Group I Loans, in determining the Class A-I-A Principal Distribution Amount and Class A-I-B Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I-A Certificates and Class A-I-B Certificates, pro rata, based on the principal portion of Realized Losses on the Group IA Loans and Group IB Loans, respectively.

Class A-I-A Principal Distribution Amount:

On any distribution date, the Class A-I Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group IA Loans for that distribution date and the denominator of which is the Principal Allocation Amount for the Group IA Loans and Group IB Loans for that distribution date.

Class A-I-B Principal Distribution Amount:

On any distribution date, the Class A-I Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group IB Loans for that distribution date and the denominator of which is the Principal Allocation Amount for the Group IA Loans and Group IB Loans for that distribution date.

Class A-I Principal Distribution Amount:

On any distribution date, the Class A Principal Distribution Amount minus the sum of (a) the Class A-II Principal Distribution Amount and (b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class A-II Principal Distribution Amount:

On any distribution date, sum of (a) the portion of the Principal Remittance Amount related to the Group II Loans for that distribution date, (b) the amount described in clause (b)(iv) of the definition Principal Distribution Amount for that distribution date up to the amount of Realized Losses on the Group II Loans and (c) the amount described in clause (b)(vi) of the definition of Principal Distribution Amount for that distribution date until the aggregate Stated Principal Balance of the Group II Loans equals the Certificate Principal Balance of the Class A-II Certificates; provided that after the aggregate Certificate Principal Balance of the Class M and Class B Certificates has been reduced to zero, the amount determined pursuant to clause (b) will be based on the Realized Losses on the Group II Loans relative to the Realized Losses on all of the mortgage loans, and the amount determined pursuant to clause (c) will be based on the aggregate Stated Principal Balance of the Group II Loans relative to the aggregate Stated Principal Balance of all of the mortgage loans.

Class A Principal Distributions:

The Class A Principal Distribution Amount will be distributed to the Class A Certificates as follows:

- *First,* concurrently, (i) the Class A-I-A Principal Distribution Amount will be distributed on each distribution date, sequentially, to the Class A-I-A1, Class A-I-A2 and Class A-I-A3 Certificates, in that order, in each case until the Certificate Principal Balance of that class has been reduced to zero, (ii) the Class A-I-B Principal Distribution Amount will be distributed on each distribution date concurrently to the Class A-I-B1 Certificates and Class A-I-B2 Certificates, on a pro rata basis, until the Certificate Principal Balance of each such class has been reduced to zero; provided, however, that if a Sequential Trigger Event is in effect, the Class A-I-B Principal Distribution Amount will be distributed sequentially, to the Class A-I-B1 Certificates and Class A-I-B2 Certificates, in that order, in each case until the Certificate Principal Balance of that class has been reduced to zero and (iii) the Class A-II Principal Distribution Amount will be distributed to the Class A-II Certificates until the Certificate Principal Balance of that class has been reduced to zero; and

- *Second,* concurrently (i) any remaining Class A-I-A Principal Distribution Amount will be distributed first to (a) the Class A-I-B1 Certificates and Class A-I-B2 Certificates, on a pro rata basis, until the Certificate Principal Balance of each such class has been reduced to zero; provided, however, that if a Sequential Trigger Event is in effect, any remaining Class A-I-A Principal Distribution Amount allocated pursuant to this clause (i)(a) will be distributed sequentially, to the Class A-I-B1 Certificates and Class A-I-B2 Certificates, in that order, in each case until the Certificate Principal Balance of that class has been reduced to zero, and second (b) the Class A-II Certificates, until the Certificate Principal Balance of that class has been reduced to zero, (ii) any remaining Class A-I-B Principal Distribution Amount will be distributed first to (a) sequentially, to the Class A-I-A1, Class A-I-A2 and Class A-I-A3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero and second (b) the Class A-II Certificates, until the Certificate Principal Balance of that class has been reduced to zero and (iii) any remaining Class A-II Principal Distribution Amount will be distributed concurrently on a pro rata basis to (a) sequentially, to the Class A-I-A1, Class A-I-A2 and Class A-I-A3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero, and (b) the Class A-I-B1 Certificates and Class A-I-B2 Certificates, on a pro rata basis, until the Certificate Principal Balance of each such class has been reduced to zero; provided, however, that if a Sequential Trigger Event is in effect, any remaining Class A-II Principal Distribution Amount allocated pursuant to this clause (iii)(b) will be distributed sequentially, to the Class A-I-B1 Certificates and Class A-I-B2 Certificates, in that order, in each case until the Certificate Principal Balance of that class has been reduced to zero.

Sequential Trigger Event:

On any Distribution Date prior to the Stepdown Date, cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed 3.5%, or on or after the Stepdown Date, a Trigger Event is in effect.

Class M-1 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A Principal Distribution Amount (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that distribution date) and (2) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class M-2 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that distribution date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class M-3 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class M-4 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class M-5 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class M-6 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class M-7 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class M-8 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class M-9 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus.

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class B-1 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class B-2 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Class B-3 Principal Distribution Amount:

With respect to any distribution date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that distribution date, the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Principal Distribution Amounts (reduced by any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans) or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that distribution date, (a) the lesser of:

- the remaining Principal Distribution Amount for that distribution date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Principal Distribution Amounts for that distribution date) and (2) the Certificate Principal Balance of the Class B-3 Certificates immediately prior to that distribution date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that distribution date, less the Overcollateralization Floor minus.

(b) any net swap payments or Swap Termination Payment not due to a Swap Provider Trigger Event due to the swap counterparty to the extent not previously paid from interest or principal collections on the Group I Loans.

Subordination Percentage:

As to any class of Class A, Class M or Class B Certificates, the respective approximate percentage set forth below:

Class	Percentage
A	69.50%
M-1	75.00%
M-2	80.00%
M-3	82.50%
M-4	85.50%
M-5	87.50%
M-6	90.00%
M-7	91.50%
M-8	93.10%
M-9	94.50%
B-1	95.50%
B-2	97.00%
B-3	99.00%

Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in April 2008 and (y) the first distribution date on which the Senior Enhancement Percentage is equal to or greater than 30.50%.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Overcollateralization Provisions:

The pooling and servicing agreement requires that, on each distribution date, the Excess Cash Flow, if any, be applied on that distribution date as an accelerated payment of principal on the Class A, Class M and Class B Certificates, to the extent the amount of overcollateralization has been reduced from the Required Overcollateralization Amount, and for the other purposes described below but only in the manner and to the extent hereafter described. Excess Cash Flow will be applied on any distribution date as follows, in each case to the extent not covered by amounts from the swap agreement:.

- *first*, to pay to the holders of the Class A, Class M and Class B Certificates the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month, such amount to be paid, first, from the portion of Excess Cash Flow other than Subsequent Recoveries and, second, from Subsequent Recoveries; provided that prior to the reduction of the aggregate Certificate Principal Balance of the Class M Certificates and Class B Certificates to zero, any amounts payable under this clause to the Class A Certificates shall be paid first to the Class A-II Certificates, to the extent of Realized Losses on the Group II Loans, and then to the Class A-I Certificates on a pro rata basis;

- *second*, to pay to the holders of the Class A, Class M and Class B Certificates the principal portion of Realized Losses previously allocated to reduce the Certificate Principal Balance of any class of Class A, Class M or Class B Certificates and remaining unreimbursed, but only to the extent of Subsequent Recoveries for that distribution date remaining after the distributions described in clause *first* above; provided that prior to the reduction of the aggregate Certificate Principal Balance of the Class M Certificates and Class B Certificates to zero, any amounts payable under this clause to the Class A Certificates shall be paid first to the Class A-II Certificates, to the extent of Realized Losses on the Group II Loans, and then to the Class A-I Certificates on a pro rata basis;

- *third*, to pay any Overcollateralization Increase Amount to the Class A, Class M and Class B Certificates; provided that prior to the reduction of the aggregate Certificate Principal Balance of the Class M Certificates and Class B Certificates to zero, any amounts payable under this clause to the Class A Certificates shall be paid first, to the Class A-II Certificates, until the aggregate Stated Principal Balance of the Group II Loans equals the Certificate Principal Balance of the Class A-II Certificates, and then to the Class A Certificates on a pro rata basis;

- *fourth*, to pay the holders of the Class A, Class M and Class B Certificates, based on Accrued Certificate Interest otherwise due thereon, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date; provided that any amount payable to the Class A-II Certificates will be limited to the amount the Class A-II Certificates would receive if Prepayment Interest Shortfalls allocated to the Class A-I, Class M and Class B Certificates were not allocable to the swap agreement;

- *fifth*, to pay to the holders of the Class A, Class M and Class B Certificates, based on unpaid Prepayment Interest Shortfalls previously allocated thereto, any Prepayment Interest Shortfalls remaining unpaid from prior distribution dates together with interest thereon; provided that any amount payable to the Class A-II Certificates will be limited to the amount the Class A-II Certificates would receive if Prepayment Interest Shortfalls allocated to the Class A-I, Class M and Class B Certificates were not allocable to the swap agreement;

- *sixth*, to pay to the reserve fund which is available to pay to the holders of the Class A-I, Class M and Class B Certificates as described below, the Basis Risk Shortfall Carry-Forward Amount;

- *seventh*, to pay to the holders of the Class A, Class M and Class B Certificates on a pro rata basis, based on the amount of Relief Act Shortfalls allocated thereto, the amount of any Relief Act Shortfalls allocated thereto for that distribution date; provided that any amount payable to the Class A-II Certificates will be limited to the amount the Class A-II Certificates would receive if Relief Act Shortfalls allocated to the Class A-I, Class M and Class B Certificates were not allocable to the swap agreement;

- *eighth*, to pay to the holders of the Class A Certificates, pro rata, then to the Class M Certificates and Class B Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed;

- *ninth*, to pay any Swap Termination Payments owed to the swap counterparty due to a Swap Provider Trigger Event; and

- *tenth*, to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

On any distribution date, any amounts payable pursuant to clauses *first*, *second* and *third* above to the certificates shall be included in the Principal Distribution Amount and shall be paid as described in "—Principal Distributions" above. Any amounts payable pursuant to clause *eighth* above shall not accrue interest.

On any distribution date, any amounts payable pursuant to clause *sixth* above to the offered certificates shall be distributed to the Class A-I Certificates, pro rata, based on the amount of Basis Risk Shortfalls, for such classes of certificates, then to the Class M and Class B Certificates , in their order of payment priority.

Allocation of Losses:

Realized Losses with respect to the mortgage loans will be allocated or covered as follows

- *first*, with respect to Realized losses on the Group IA Loans and Group IB Loans, by any amounts available from the swap agreement for the related distribution date;
- *second, to* the Excess Cash Flow for the related distribution date;
- *third*, by the reduction of the Overcollateralization Amount until reduced to zero or until the aggregate Certificate Principal Balance of the offered certificates equals the aggregate Stated Principal Balance of the mortgage loans;
- *fourth*, to the Class B-3 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *fifth*, to the Class B-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *sixth*, to the Class B-1 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *seventh*, to the Class M-9 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *eighth*, to the Class M-8 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *ninth*, to the Class M-7 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *tenth*, to the Class M-6 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *eleventh*, to the Class M-5 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *twelfth*, to the Class M-4 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *thirteenth*, to the Class M-3 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *fourteenth*, to the Class M-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
- *fifteenth*, to the Class M-1 Certificates until the Certificate Principal Balance thereof has been reduced to zero; and
- *sixteenth*, for losses on the Group A-I-A Loans, to the Class A-I-A Certificates on a pro rata basis, for losses on the Group A-I-B Loans, to the Class A-I-B Certificates on a pro rata basis, and for losses on the Group A-II Loans, to the Class A-II Certificates, in each case until the Certificate Principal Balances thereof have been reduced to zero.

An allocation of a Realized Loss on a "pro rata basis" among two or more classes of certificates means an allocation to each of those classes of certificates on the basis of its then outstanding Certificate Principal Balance prior to giving effect to distributions to be made on that distribution date in the case of an allocation of the principal portion of a Realized Loss, or based on the Accrued Certificate Interest thereon in respect of that distribution date in the case of an allocation of the interest portion of a Realized Loss.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with Bear Stearns Financial Products, Inc. (the "Swap Counterparty") for the benefit of the Class A-I, Class M and Class B Certificates. The Swap Agreement will have an initial notional amount of approximately $629,006,000. Under the Swap Agreement, (i) the trust shall be obligated to pay to the Swap Counterparty an amount equal to [4.1825]% per annum on the lesser of (a) the swap notional amount set forth below and (b) the aggregate principal balance of the Class A-I, Class M, and Class B Certificates (the "Notional Balance") and (ii) the trust will be entitled to receive an amount equal to One-Month LIBOR on the swap notional amount set forth below or the Notional Balance from the Swap Counterparty, on each Distribution Date, accrued during the swap accrual period (26 days in the case of the first accrual period), until the swap is retired. Only the net amount of the two obligations above will be paid by the appropriate party. Upon early termination of the Swap Agreement, the trust or the Swap Counterparty may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event). Shown below is the aggregate swap notional amount schedule.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)
1	629,006,000	26	139,847,066
2	608,005,768	27	134,849,153
3	587,371,549	28	130,030,028
4	567,068,883	29	125,383,132
5	547,068,197	30	120,902,153
6	527,344,876	31	116,580,713
7	507,879,307	32	112,413,293
8	488,656,865	33	108,394,266
9	469,691,042	34	104,518,214
10	451,469,768	35	100,779,921
11	433,963,097	36	97,168,848
12	417,142,839	37	58,700,285
13	400,981,652	38	56,823,700
14	385,453,314	39	55,003,605
15	370,532,651	40	53,238,310
16	356,195,505	41	51,526,175
17	342,418,689	42	49,865,609
18	329,179,950	43	48,255,068
19	316,457,931	44	46,693,053
20	304,232,132	45	45,178,112
21	292,482,880	46	43,708,834
22	281,191,291	47	42,283,851
23	270,339,239	48	40,901,837
24	259,940,248	49	0
25	145,030,581		

Swap Account:

Funds payable under the Swap Agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Counterparty will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any net amounts owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and

2) to the Swap Counterparty, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A-I Certificates, to pay accrued and unpaid interest resulting from Prepayment Interest Shortfalls, Relief Act Shortfalls and the interest portion of realized losses on the Group I Loans, on a pro rata basis;

2) to the holders of the Class M Certificates and Class B Certificates, in order of priority, to pay accrued and unpaid interest resulting from Prepayment Interest Shortfalls, Relief Act Shortfalls and the interest portion of realized losses on the Group I Loans;

3) to pay the holder of the Class A-I Certificates, *pro rata*, then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses incurred on the mortgage loans for the preceding calendar month;

4) to pay any Overcollateralization Increase Amount to the Class A-I, Class M and Class B Certificates;

5) to pay, first to the Class A-I Certificates, to pay any Basis Risk Shortfall Carry-Forward Amounts, pro rata, then to the Class M Certificates and Class B Certificates, to pay any Basis Risk Shortfall Carry-Forward Amounts, in their order of payment priority; and

6) to pay to the holders of the Class A-I Certificates, pro rata, then to the Class M Certificates and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed.

Loan Group I Net WAC Cap Schedule

PERIOD	RATE (1) (%)	EFFECTIVE RATE (2) (%)	PERIOD	RATE (1) (%)	EFFECTIVE RATE (2) (%)
1	7.93	23.75	49	9.92	9.92
2	6.88	22.26	50	10.23	10.23
3	6.65	21.76	51	9.89	9.89
4	6.88	21.49	52	10.20	10.20
5	6.66	21.06	53	9.88	9.88
6	6.67	20.77	54	9.87	9.87
7	6.89	20.59	55	10.18	10.18
8	6.67	20.23	56	9.83	9.83
9	6.89	20.11	57	10.15	10.15
10	6.67	19.81	58	9.80	9.80
11	6.67	19.64	59	9.83	9.83
12	7.40	19.87	60	11.03	11.03
13	6.68	19.35	61	9.95	9.95
14	6.90	19.31	62	10.26	10.26
15	6.68	19.05	63	9.91	9.91
16	6.91	19.02	64	10.23	10.23
17	6.69	18.76	65	9.89	9.89
18	6.69	18.62	66	9.87	9.87
19	6.91	18.60	67	10.19	10.19
20	6.69	18.34	68	9.84	9.84
21	6.91	18.33	69	10.16	10.16
22	6.69	18.21	70	9.82	9.82
23	7.74	19.35	71	9.80	9.80
24	8.75	20.13	72	10.84	10.84
25	7.89	14.72	73	9.78	9.78
26	8.14	14.98	74	10.09	10.09
27	7.88	14.77	75	9.75	9.75
28	8.14	14.93	76	10.07	10.07
29	8.22	15.03	77	9.73	9.73
30	8.26	15.04	78	9.72	9.72
31	8.53	15.21	79	10.03	10.03
32	8.25	14.95	80	9.70	9.70
33	8.52	15.12	81	10.01	10.01
34	8.24	14.86	82	9.68	9.68
35	8.82	15.40	83	9.67	9.67
36	9.94	16.37	84	10.33	10.33
37	9.29	13.36			
38	9.58	13.62			
39	9.26	13.32			
40	9.56	13.57			
41	9.63	13.66			
42	9.71	13.74			
43	10.02	14.00			
44	9.68	13.68			
45	9.99	13.94			
46	9.65	13.63			
47	9.77	13.73			
48	11.00	14.85			

Notes:

(1) Assumes all index values remain constant at 20.00%.

(2) The effective available funds cap rate (the "Effective Rate") is a per annum rate equal to the product of (i) 30 divided by the actual number of days in the Interest Accrual Period for the Certificates and (ii) the weighted average Net Mortgage Rate of the Group I Loans, assuming all index values remain constant at 20%, minus (B) the swap payments out of the trust allocable to the Group I Loans, if any, divided by the aggregate certificate principal balance of the Class A-I, Class M and Class B Certificates multiplied by 12.

Class A-I-A Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-A1						
Avg. Life (yrs)	12.57	1.64	1.22	1.00	0.85	0.74
Principal Start Date	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05
Principal End Date	11/25/24	4/25/08	5/25/07	1/25/07	9/25/06	6/25/06
Principal Window Months	236	37	26	22	18	15
Class A-I-A2						
Avg. Life (yrs)	24.03	6.26	4.24	3.10	2.29	1.85
Principal Start Date	11/25/24	4/25/08	5/25/07	1/25/07	9/25/06	6/25/06
Principal End Date	5/25/33	10/25/17	10/25/13	8/25/11	4/25/10	10/25/07
Principal Window Months	103	115	78	56	44	17
Class A-I-A3						
Avg. Life (yrs)	28.52	13.70	9.33	6.93	5.38	3.28
Principal Start Date	5/25/33	10/25/17	10/25/13	8/25/11	4/25/10	10/25/07
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	6	16	11	8	5	22

Class A-I-A Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-A1						
Avg. Life (yrs)	12.57	1.64	1.22	1.00	0.85	0.74
Principal Start Date	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05
Principal End Date	11/25/24	4/25/08	5/25/07	1/25/07	9/25/06	6/25/06
Principal Window Months	236	37	26	22	18	15
Class A-I-A2						
Avg. Life (yrs)	24.03	6.26	4.24	3.10	2.29	1.85
Principal Start Date	11/25/24	4/25/08	5/25/07	1/25/07	9/25/06	6/25/06
Principal End Date	5/25/33	10/25/17	10/25/13	8/25/11	4/25/10	10/25/07
Principal Window Months	103	115	78	56	44	17
Class A-I-A3						
Avg. Life (yrs)	29.02	17.96	12.98	9.86	7.91	4.78
Principal Start Date	5/25/33	10/25/17	10/25/13	8/25/11	4/25/10	10/25/07
Principal End Date	1/25/35	7/25/31	7/25/26	1/25/22	9/25/18	4/25/16
Principal Window Months	21	166	154	126	102	103

Class A-I-B Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-B1						
Avg. Life (yrs)	19.36	4.59	3.15	2.36	1.80	1.39
Principal Start Date	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	3/25/08
Principal Window Months	343	166	113	84	65	36
Class A-I-B2						
Avg. Life (yrs)	19.36	4.59	3.15	2.36	1.80	1.39
Principal Start Date	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	3/25/08
Principal Window Months	343	166	113	84	65	36

Class A-I-B Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-B1						
Avg. Life (yrs)	19.41	4.82	3.33	2.49	1.89	1.39
Principal Start Date	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05
Principal End Date	1/25/35	4/25/29	5/25/23	12/25/18	7/25/15	3/25/08
Principal Window Months	358	289	218	165	124	36
Class A-I-B2						
Avg. Life (yrs)	19.41	4.82	3.33	2.49	1.89	1.39
Principal Start Date	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05
Principal End Date	1/25/35	4/25/29	5/25/23	12/25/18	7/25/15	3/25/08
Principal Window Months	358	289	218	165	124	36

Class A-II Sensitivity Analysis

To the earlier of (a) the 10% Call or (b) the wtd average months to roll of Group II

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II						
Avg. Life (yrs)	4.86	3.58	3.06	2.62	2.24	1.85
Principal Start Date	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05
Principal End Date	2/25/10	2/25/10	2/25/10	2/25/10	2/25/10	7/25/09
Principal Window Months	59	59	59	59	59	52

Class A-II Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II						
Avg. Life (yrs)	20.32	6.60	4.51	3.33	2.59	2.08
Principal Start Date	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05	4/25/05
Principal End Date	1/25/35	9/25/31	9/25/26	1/25/22	9/25/18	3/25/16
Principal Window Months	358	318	258	202	162	132

Class M Sensitivity Analysis
To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.31	9.11	6.15	4.82	4.49	4.32
Principal Start Date	8/25/27	8/25/09	4/25/08	9/25/08	3/25/09	7/25/09
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	75	114	77	43	18	1
Class M-2						
Avg. Life (yrs)	26.31	9.11	6.15	4.77	4.26	4.32
Principal Start Date	8/25/27	8/25/09	4/25/08	7/25/08	11/25/08	6/25/09
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	75	114	77	45	22	2
Class M-3						
Avg. Life (yrs)	26.31	9.11	6.15	4.74	4.15	4.17
Principal Start Date	8/25/27	8/25/09	4/25/08	7/25/08	10/25/08	3/25/09
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	75	114	77	45	23	5
Class M-4						
Avg. Life (yrs)	26.31	9.11	6.15	4.72	4.08	3.97
Principal Start Date	8/25/27	8/25/09	4/25/08	6/25/08	8/25/08	12/25/08
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	75	114	77	46	25	8
Class M-5						
Avg. Life (yrs)	26.31	9.11	6.15	4.72	4.04	3.83
Principal Start Date	8/25/27	8/25/09	4/25/08	5/25/08	7/25/08	10/25/08
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	75	114	77	47	26	10
Class M-6						
Avg. Life (yrs)	26.31	9.11	6.15	4.69	3.99	3.73
Principal Start Date	8/25/27	8/25/09	4/25/08	5/25/08	7/25/08	9/25/08
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	75	114	77	47	26	11
Class M-7						
Avg. Life (yrs)	26.31	9.11	6.15	4.69	3.95	3.65
Principal Start Date	8/25/27	8/25/09	4/25/08	5/25/08	6/25/08	8/25/08
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	75	114	77	47	27	12
Class M-8						
Avg. Life (yrs)	26.31	9.11	6.15	4.69	3.95	3.59
Principal Start Date	8/25/27	8/25/09	4/25/08	5/25/08	5/25/08	7/25/08
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	75	114	77	47	28	13
Class M-9						
Avg. Life (yrs)	26.31	9.11	6.15	4.67	3.91	3.55
Principal Start Date	8/25/27	8/25/09	4/25/08	4/25/08	5/25/08	6/25/08
Principal End Date	10/25/33	1/25/19	8/25/14	3/25/12	8/25/10	7/25/09
Principal Window Months	75	114	77	48	28	14

Class M Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.44	9.96	6.84	5.34	4.92	6.18
Principal Start Date	8/25/27	8/25/09	4/25/08	9/25/08	3/25/09	4/25/10
Principal End Date	11/25/34	12/25/27	2/25/22	1/25/18	5/25/15	6/25/13
Principal Window Months	88	221	167	113	75	39
Class M-2						
Avg. Life (yrs)	26.43	9.92	6.80	5.26	4.66	4.91
Principal Start Date	8/25/27	8/25/09	4/25/08	7/25/08	11/25/08	6/25/09
Principal End Date	11/25/34	3/25/27	4/25/21	6/25/17	10/25/14	1/25/13
Principal Window Months	88	212	157	108	72	44
Class M-3						
Avg. Life (yrs)	26.43	9.88	6.77	5.21	4.53	4.48
Principal Start Date	8/25/27	8/25/09	4/25/08	7/25/08	10/25/08	3/25/09
Principal End Date	10/25/34	3/25/26	5/25/20	9/25/16	3/25/14	7/25/12
Principal Window Months	87	200	146	99	66	41
Class M-4						
Avg. Life (yrs)	26.43	9.84	6.73	5.16	4.44	4.26
Principal Start Date	8/25/27	8/25/09	4/25/08	6/25/08	8/25/08	12/25/08
Principal End Date	9/25/34	7/25/25	11/25/19	3/25/16	11/25/13	3/25/12
Principal Window Months	86	192	140	94	64	40
Class M-5						
Avg. Life (yrs)	26.42	9.79	6.68	5.12	4.36	4.10
Principal Start Date	8/25/27	8/25/09	4/25/08	5/25/08	7/25/08	10/25/08
Principal End Date	8/25/34	9/25/24	1/25/19	8/25/15	5/25/13	10/25/11
Principal Window Months	85	182	130	88	59	37
Class M-6						
Avg. Life (yrs)	26.42	9.71	6.62	5.05	4.28	3.96
Principal Start Date	8/25/27	8/25/09	4/25/08	5/25/08	7/25/08	9/25/08
Principal End Date	8/25/34	12/25/23	6/25/18	2/25/15	12/25/12	6/25/11
Principal Window Months	85	173	123	82	54	34
Class M-7						
Avg. Life (yrs)	26.40	9.61	6.54	4.98	4.19	3.84
Principal Start Date	8/25/27	8/25/09	4/25/08	5/25/08	6/25/08	8/25/08
Principal End Date	6/25/34	10/25/22	7/25/17	5/25/14	5/25/12	12/25/10
Principal Window Months	83	159	112	73	48	29
Class M-8						
Avg. Life (yrs)	26.39	9.49	6.45	4.91	4.13	3.74
Principal Start Date	8/25/27	8/25/09	4/25/08	5/25/08	5/25/08	7/25/08
Principal End Date	5/25/34	12/25/21	11/25/16	11/25/13	12/25/11	8/25/10
Principal Window Months	82	149	104	67	44	26
Class M-9						
Avg. Life (yrs)	26.36	9.32	6.32	4.79	4.01	3.63
Principal Start Date	8/25/27	8/25/09	4/25/08	4/25/08	5/25/08	6/25/08
Principal End Date	3/25/34	10/25/20	12/25/15	3/25/13	6/25/11	3/25/10
Principal Window Months	80	135	93	60	38	22

RAMP Series 2005-RS3 – Collateral Characteristics
Aggregate Summary Report
(Statistical Pool)

Principal Balance	$683,350,164		
Number of Mortgage Loans	4,196		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$163,049.62	$27,000.00	$1,572,000.00
Current Principal Balance	$162,857.52	$26,974.37	$1,563,852.66
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	358	120	371
Remaining Term to Stated Maturity (mos)	356	118	369
Age (mos)	2	0	20
Mortgage Rate (%)	7.10	4.25	11.49
Loan-to-Value Ratio (%)	91.01	16	106
Credit Score	672	501	821
Margin (%)	5.158	2.250	10.621
Initial Periodic Cap (%)	3.455	0.500	6.250
Periodic Cap (%)	1.027	1.000	6.000
Maximum Mortgage Rate (%)	13.034	7.375	17.800
Minimum Mortgage Rate (%)	5.421	2.250	11.375
Next Rate Adj. (mos)	33	4	84

Lien Position	**% of Mortgage Loans**
1st Lien	100.00

Occupancy	**% of Mortgage Loans**
Primary Residence	80.02
Non-Owner Occupied	17.26
Second/Vacation	2.71

Documentation	**% of Mortgage Loans**
Full Documentation	53.37
Reduced Documentation	46.63

Servicing	**% of Mortgage Loans**
Homecomings	93.55

Delinquency	**% of Mortgage Loans**
Current	99.83
30 to 59 Days Delinquent	0.14
60 or more Days	0.03

Loan Type	**% of Mortgage Loans**
Adjustable-rate	77.21
Fixed-rate	22.79

Loan Purpose	**% of Mortgage Loans**
Purchase	59.87
Equity Refinance	32.88
Rate/Term Refinance	7.26

Property Type	**% of Mortgage Loans**
Single-family detached	67.50
PUD (detached)	14.12
Two- to four-family units	7.60
Condo Low-rise	6.24
PUD (attached)	3.20
Townhouse	0.64
Condo Mid-rise	0.26
Condotel	0.03
Condo High-rise	0.35
Leasehold	0.06

% with Active Prepayment Penalty	54.48
% over 80% LTV with MI	16.33
IO Loans (%)	24.48

Aggregate Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
500 to 519	8	$648,571	0.09 %	$81,071	83.62 %
520 to 539	6	1,011,482	0.15	168,580	89.77
540 to 559	7	1,057,301	0.15	151,043	87.70
560 to 579	34	3,754,224	0.55	110,418	90.94
580 to 599	277	37,825,162	5.54	136,553	95.75
600 to 619	466	63,278,834	9.26	135,791	96.49
620 to 639	517	81,003,204	11.85	156,679	90.95
640 to 659	577	100,476,937	14.70	174,137	89.42
660 to 679	569	109,030,178	15.96	191,617	88.05
680 to 699	540	92,298,983	13.51	170,924	90.79
700 to 719	366	58,770,253	8.60	160,574	90.91
720 to 739	304	50,705,265	7.42	166,794	90.47
740 to 759	241	37,430,591	5.48	155,314	92.54
760 or greater	276	44,476,268	6.51	161,146	90.67
Subtotal with Credit Score	4,188	681,767,253	99.77	162,791	91.04
Not Available	8	1,582,911	0.23	197,864	78.80
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**91.01 %**

Aggregate Credit Scores indicated as having a Credit Score that is "Not Available" include certain Aggregate Credit Scores where the Credit Score was not provided by the related seller and Aggregate Credit Scores where no credit history can be obtained for the related mortgagor.

Aggregate Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,287	$96,348,540	14.10 %	$74,863	668	94.69 %
100,001 to 200,000	1,917	277,556,227	40.62	144,787	669	93.21
200,001 to 300,000	611	149,418,935	21.87	244,548	674	90.37
300,001 to 400,000	238	81,803,144	11.97	343,711	674	89.13
400,001 to 500,000	87	38,820,973	5.68	446,218	671	86.55
500,001 to 600,000	30	16,574,921	2.43	552,497	691	82.08
600,001 to 700,000	12	7,768,987	1.14	647,416	673	80.23
700,001 to 800,000	1	748,640	0.11	748,640	726	45.00
800,001 to 900,000	1	840,000	0.12	840,000	680	58.00
900,001 to 1,000,000	8	7,781,271	1.14	972,659	699	74.08
1,300,001 to 1,400,000	2	2,624,671	0.38	1,312,336	789	67.98
1,400,001 to 1,500,000	1	1,500,000	0.22	1,500,000	781	75.00
1,500,001 to 1,600,000	1	1,563,853	0.23	1,563,853	725	69.00
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	2	$317,867	0.05 %	$158,933	687	85.68 %
4.500 to 4.999	13	2,769,617	0.41	213,047	655	77.61
5.000 to 5.499	58	13,553,785	1.98	233,686	708	79.85
5.500 to 5.999	312	70,104,600	10.26	224,694	688	82.88
6.000 to 6.499	596	119,879,283	17.54	201,140	683	85.40
6.500 to 6.999	788	145,173,913	21.24	184,231	690	89.06
7.000 to 7.499	534	88,167,589	12.90	165,108	677	93.45
7.500 to 7.999	725	106,547,774	15.59	146,962	657	96.07
8.000 to 8.499	438	57,001,068	8.34	130,139	655	97.88
8.500 to 8.999	502	57,300,775	8.39	114,145	645	98.19
9.000 to 9.499	132	13,377,153	1.96	101,342	611	98.04
9.500 to 9.999	76	7,382,698	1.08	97,141	602	98.48
10.000 to 10.499	12	1,105,586	0.16	92,132	578	96.14
10.500 to 10.999	6	559,544	0.08	93,257	603	89.87
11.000 to 11.499	2	108,910	0.02	54,455	550	92.29
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	1	$120,317	0.02 %	$120,317	648	95.00 %
4.000 to 4.499	7	1,623,337	0.24	231,905	658	79.76
4.500 to 4.999	41	10,187,824	1.49	248,484	706	76.33
5.000 to 5.499	228	51,366,802	7.52	225,293	688	82.67
5.500 to 5.999	547	114,667,917	16.78	209,631	685	84.83
6.000 to 6.499	786	147,242,633	21.55	187,332	691	88.44
6.500 to 6.999	599	101,464,921	14.85	169,391	674	92.55
7.000 to 7.499	709	105,336,203	15.41	148,570	663	95.30
7.500 to 7.999	511	68,125,472	9.97	133,318	646	97.94
8.000 to 8.499	492	56,377,337	8.25	114,588	655	98.27
8.500 to 8.999	181	18,291,671	2.68	101,059	617	98.42
9.000 to 9.499	69	6,413,528	0.94	92,950	608	98.42
9.500 to 9.999	17	1,463,747	0.21	86,103	584	97.09
10.000 to 10.499	6	559,544	0.08	93,257	603	89.87
10.500 to 10.999	1	55,944	0.01	55,944	510	85.00
11.000 to 11.499	1	52,966	0.01	52,966	592	100.00
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	19	$3,202,261	0.47 %	$168,540	679
50.01 to 55.00	11	2,705,991	0.40	245,999	659
55.01 to 60.00	12	3,028,481	0.44	252,373	664
60.01 to 65.00	17	5,284,503	0.77	310,853	698
65.01 to 70.00	58	16,546,187	2.42	285,279	674
70.01 to 75.00	91	22,353,345	3.27	245,641	679
75.01 to 80.00	662	127,297,580	18.63	192,292	685
80.01 to 85.00	126	23,168,934	3.39	183,880	673
85.01 to 90.00	445	83,354,360	12.20	187,313	674
90.01 to 95.00	703	119,117,164	17.43	169,441	658
95.01 to 100.00	2,000	270,875,110	39.64	135,438	671
100.01 to 105.00	51	6,263,832	0.92	122,820	709
105.01 to 110.00	1	152,417	0.02	152,417	769
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**

Aggregate Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Florida	519	$88,834,471	13.00 %	$171,165	680	90.60 %
California	196	60,459,525	8.85	308,467	674	83.34
Texas	332	40,905,904	5.99	123,211	678	94.37
Georgia	224	33,013,597	4.83	147,382	658	93.15
Illinois	180	32,466,710	4.75	180,371	669	92.52
Virginia	163	31,155,027	4.56	191,135	673	89.65
Michigan	223	29,553,550	4.32	132,527	660	95.10
New Jersey	107	27,371,490	4.01	255,808	682	85.41
Maryland	105	25,598,962	3.75	243,800	677	88.89
Ohio	192	22,162,097	3.24	115,428	664	95.70
Arizona	126	21,253,571	3.11	168,679	679	89.96
Pennsylvania	136	18,345,767	2.68	134,895	657	91.78
Minnesota	94	17,844,594	2.61	189,836	660	91.48
New York	67	16,100,825	2.36	240,311	688	86.63
Indiana	138	15,593,793	2.28	112,999	666	96.81
North Carolina	121	14,078,416	2.06	116,351	667	94.28
Missouri	127	14,030,762	2.05	110,478	672	94.92
Washington	79	13,799,109	2.02	174,672	686	92.03
Colorado	70	13,306,360	1.95	190,091	692	91.91
Tennessee	110	12,437,600	1.82	113,069	640	98.22
Massachusetts	48	11,828,727	1.73	246,432	685	83.96
Nevada	46	11,200,035	1.64	243,479	677	86.97
Wisconsin	89	10,610,178	1.55	119,215	659	95.13
South Carolina	62	8,325,678	1.22	134,285	659	93.24
Oregon	48	8,060,085	1.18	167,918	698	91.73
Louisiana	69	7,148,733	1.05	103,605	672	96.22
Connecticut	30	6,527,153	0.96	217,572	663	86.66
Alabama	57	6,412,656	0.94	$112,503	660	92.04
District of Columbia	16	5,420,949	0.79	338,809	683	85.30
Kentucky	52	5,282,010	0.77	101,577	663	98.10
Other	370	54,221,829	7.93	146,545	673	92.27
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	1,277	$224,653,380	32.88 %	$175,923	656	87.54 %
Purchase	2,639	409,108,948	59.87	155,024	682	93.62
Rate/Term Refinance	280	49,587,836	7.26	177,099	673	85.18
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	925	$117,949,721	17.26 %	$127,513	716	89.39 %
Primary Residence	3,161	546,849,397	80.02	172,999	662	91.34
Second / Vacation	110	18,551,046	2.71	168,646	693	91.54
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (9 Stories or more)	7	$2,399,411	0.35 %	$342,773	674	83.07 %
Condominium Low Rise (less than 5 Stories)	261	42,643,044	6.24	163,383	687	88.63
Condominium Mid Rise (5 to 8 stories)	11	1,789,781	0.26	162,707	702	89.88
Condotels 1 to 4 Stories	1	171,508	0.03	171,508	775	80.00
Leasehold	2	392,899	0.06	196,450	644	100.00
Planned Unit Development (Attached)	130	21,897,147	3.20	168,440	673	91.45
Planned Unit Development (Detached)	469	96,480,183	14.12	205,715	680	89.41
Single Family Detached	3,001	461,236,845	67.50	153,694	666	92.06
Two to Four Family Units	282	51,947,880	7.60	184,212	700	86.75
Townhouse	32	4,391,467	0.64	137,233	653	90.62
Total	**4,196**	**$683,350,164**	**100 %**	**$162,858**	**672**	**91.01 %**

Aggregate Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,585	$364,723,275	53.37 %	$141,092	663	94.79 %
Reduced Documentation	1,611	318,626,889	46.63	197,782	683	86.67
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months PP	180	$37,274,173	5.45 %	$207,079	678	90.95 %
24 Months PP	1,255	188,872,024	27.64	150,496	649	95.32
36 Months PP	874	136,767,316	20.01	156,484	682	92.12
60 Months PP	36	7,121,454	1.04	197,818	678	84.81
Other	10	2,251,252	0.33	225,125	668	75.73
None	1,841	311,063,944	45.52	168,965	682	88.16
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Other means not None, 12, 24, 36 or 60 months and not more than 60 months.

Aggregate Index Types

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1YR TRSRY-CMT	16	$3,211,817	0.47 %	$200,739	677	82.03 %
WSJ-1YRLIBOR	575	95,826,032	14.02	166,654	706	90.95
WSJ-6MLIBOR	2,552	428,567,426	62.72	167,934	659	92.25
Fixed	1,053	155,744,889	22.79	147,906	689	87.82
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	1,053	$155,744,889	22.79 %	$147,906	689	87.82 %
7.000 - 7.999	1	199,655	0.03	199,655	751	80.00
8.000 - 8.999	1	264,000	0.04	264,000	674	80.00
9.000 - 9.999	9	1,853,375	0.27	205,931	645	76.41
10.000 - 10.999	114	25,465,097	3.73	223,378	678	81.75
11.000 - 11.999	414	86,976,740	12.73	210,089	691	84.17
12.000 - 12.999	733	141,878,775	20.76	193,559	691	90.32
13.000 - 13.999	952	153,440,309	22.45	161,177	664	95.33
14.000 - 14.999	654	89,587,359	13.11	136,984	631	97.67
15.000 - 15.999	231	24,878,858	3.64	107,701	609	98.20
16.000 - 16.999	30	2,759,182	0.40	91,973	591	97.01
17.000 - 17.999	4	301,924	0.04	75,481	571	97.22
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

Aggregate Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
July 2005	3	733,000	0.11 %	244,333	665	85.96 %
August 2005	9	1,636,990	0.24	181,888	710	86.79
September 2005	1	118,483	0.02	118,483	647	100.00
November 2005	2	188,398	0.03	94,199	518	92.89
February 2006	3	465,676	0.07	155,225	724	90.93
March 2006	1	153,768	0.02	153,768	606	100.00
May 2006	2	233,956	0.03	116,978	624	92.73
June 2006	1	77,604	0.01	77,604	589	100.00
July 2006	3	305,434	0.04	101,811	593	95.58
August 2006	2	193,988	0.03	96,994	600	95.62
September 2006	7	1,121,050	0.16	160,150	640	97.40
October 2006	4	601,771	0.09	150,443	613	94.11
November 2006	27	3,997,519	0.58	148,056	625	95.85
December 2006	134	20,546,493	3.01	153,332	643	95.06
January 2007	663	99,278,284	14.53	149,741	645	95.48
February 2007	775	124,035,270	18.15	160,046	650	95.30
March 2007	129	16,866,717	2.47	130,750	646	97.07
May 2007	1	197,550	0.03	197,550	710	80.00
July 2007	2	627,474	0.09	313,737	641	77.39
August 2007	1	241,652	0.04	241,652	683	80.00
September 2007	2	418,000	0.06	209,000	714	83.23
October 2007	5	1,238,275	0.18	247,655	657	83.53
November 2007	18	2,781,668	0.41	154,537	644	92.47
December 2007	79	14,234,303	2.08	180,181	676	87.13
January 2008	203	37,602,742	5.50	185,235	679	88.36
February 2008	363	65,943,864	9.65	181,664	687	88.99
March 2008	195	27,276,377	3.99	139,879	712	97.77
May 2009	2	339,203	0.05	169,602	587	76.99
July 2009	2	325,336	0.05	162,668	689	83.60
August 2009	2	306,999	0.04	153,500	666	97.71
September 2009	4	998,198	0.15	249,550	673	85.57
October 2009	9	1,993,346	0.29	221,483	694	85.57
November 2009	11	2,222,516	0.33	202,047	688	82.76
December 2009	55	11,424,857	1.67	207,725	691	83.83
January 2010	164	34,251,823	5.01	208,853	695	83.14
February 2010	242	50,608,966	7.41	209,128	691	88.52
March 2010	8	2,437,900	0.36	304,738	688	78.51
December 2011	2	345,293	0.05	172,646	658	86.60
January 2012	2	215,963	0.03	107,982	659	80.00
February 2012	4	879,366	0.13	219,842	728	78.33
March 2012	1	139,200	0.02	139,200	725	80.00
Fixed	1,053	155,744,889	22.79	147,906	689	87.82
Total	**4,196**	**$683,350,164**	**100 %**	**$162,858**	**672**	**91.01 %**

Aggregate Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 - 2.499	404	$87,519,855	12.81 %	216,633	690	82.23 %
2.500 - 2.999	261	55,066,423	8.06	210,982	694	84.95
3.000 - 3.499	279	45,579,514	6.67	163,367	721	91.93
3.500 - 3.999	156	31,871,967	4.66	204,307	693	91.45
4.000 - 4.499	133	19,104,049	2.80	143,639	698	99.15
4.500 - 4.999	25	4,287,969	0.63	171,519	669	94.63
5.000 - 5.499	128	24,724,198	3.62	193,158	678	95.59
5.500 - 5.999	89	18,704,225	2.74	210,160	666	87.13
6.000 - 6.499	181	38,395,166	5.62	212,128	665	94.20
6.500 - 6.999	256	42,245,108	6.18	165,020	655	94.74
7.000 - 7.499	367	53,467,242	7.82	145,687	638	96.97
7.500 - 7.999	387	52,854,543	7.73	136,575	624	97.62
8.000 - 8.499	208	25,551,843	3.74	122,845	620	97.93
8.500 - 8.999	160	17,852,888	2.61	111,581	616	98.56
9.000 - 9.499	69	6,611,065	0.97	95,813	603	97.89
9.500 - 9.999	34	3,286,246	0.48	96,654	592	98.41
10.000 - 10.499	5	354,391	0.05	70,878	522	86.57
10.500 - 10.999	1	128,583	0.02	128,583	590	100.00
Fixed	1,053	155,744,889	22.79	147,906	689	87.82
Total	**4,196**	**$683,350,164**	**100.00 %**	**$162,858**	**672**	**91.01 %**

RAMP Series 2005-RS3 – Collateral Characteristics
Group IA Summary Report
(Statistical Pool)

Principal Balance	$288,659,023.51		
Number of Mortgage Loans	1,787		
	Average	**Minimum**	**Maximum**
Original Principal Balance	161,733.65	27,000.00	1,572,000.00
Current Principal Balance	161,532.75	26,974.37	1,563,852.66
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	358	120	361
Remaining Term to Stated Maturity (mos)	356	118	360
Age (mos)	2	0	16
Mortgage Rate (%)	7.22	4.25	11.49
Loan-to-Value Ratio (%)	91.46	16	106
Credit Score	674	503	817
Margin (%)	5.773	2.250	10.250
Initial Periodic Cap (%)	3.005	1.000	6.000
Periodic Cap (%)	1.216	1.000	6.000
Maximum Mortgage Rate (%)	13.260	10.125	17.800
Minimum Mortgage Rate (%)	6.126	2.250	11.375
Next Rate Adj. (mos)	26	4	36

Lien Position	% of Mortgage Loans
1st Lien	100.00

Occupancy	% of Mortgage Loans
Primary Residence	78.09
Non-Owner Occupied	17.55
Second/Vacation	4.35

Documentation	% of Mortgage Loans
Full Documentation	60.84
Reduced Documentation	39.16

Servicing	% of Mortgage Loans
Homecomings	92.72

Delinquency	% of Mortgage Loans
Current	99.60
30 to 59 Days Delinquent	0.34
60 or more Days	0.06

Loan Type	% of Mortgage Loans
Adjustable-rate	65.59
Fixed-rate	34.41

Loan Purpose	% of Mortgage Loans
Purchase	59.40
Equity Refinance	33.58
Rate/Term Refinance	7.02

Property Type	% of Mortgage Loans
Single-family detached	69.30
PUD (detached)	14.48
Two- to four-family units	7.32
Condo Low-rise	5.47
PUD (attached)	1.92
Townhouse	0.94
Condo Mid-rise	0.22
Condo High-rise	0.21
Leasehold	0.14

% with Active Prepayment Penalty	58.23
% over 80% LTV with MI	8.48
IO Loans (%)	14.50

Group IA Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
500 to 519	6	$432,810	0.15 %	$72,135	84.22 %
520 to 539	4	783,774	0.27	195,944	88.89
540 to 559	4	667,069	0.23	166,767	84.56
560 to 579	15	1,373,080	0.48	91,539	91.62
580 to 599	106	14,625,071	5.07	137,972	94.43
600 to 619	187	26,173,635	9.07	139,966	95.45
620 to 639	234	37,435,375	12.97	159,980	90.63
640 to 659	244	42,100,857	14.58	172,544	91.34
660 to 679	206	39,547,033	13.70	191,976	88.67
680 to 699	224	37,912,560	13.13	169,253	92.51
700 to 719	159	24,179,937	8.38	152,075	91.79
720 to 739	142	22,578,465	7.82	159,003	91.30
740 to 759	114	16,324,067	5.66	143,194	93.24
760 or greater	137	23,538,237	8.15	171,812	89.31
Subtotal with Credit Score	1,782	$287,671,970	99.66 %	$161,432	91.51 %
Not Available	5	987,053	0.34	197,411	76.26
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**91.46 %**

Group2B Credit Scores indicated as having a Credit Score that is "Not Available" include certain Group IA Credit Scores where the Credit Score was not provided by the related seller and Group IA Credit Scores where no credit history can be obtained for the related mortgagor

Group IA Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	660	$48,466,808	16.79 %	$73,435	675	95.03 %
100,001 to 200,000	770	108,562,424	37.61	140,990	669	95.37
200,001 to 300,000	164	40,276,769	13.95	245,590	673	92.68
300,001 to 400,000	83	30,031,414	10.40	361,824	667	89.34
400,001 to 500,000	66	29,510,263	10.22	447,125	667	86.68
500,001 to 600,000	21	11,642,063	4.03	554,384	695	82.38
600,001 to 700,000	12	7,768,987	2.69	647,416	673	80.23
800,001 to 900,000	1	840,000	0.29	840,000	680	58.00
900,001 to 1,000,000	6	5,871,771	2.03	978,628	699	74.57
1,300,001 to 1,400,000	2	2,624,671	0.91	1,312,336	789	67.98
1,400,001 to 1,500,000	1	1,500,000	0.52	1,500,000	781	75.00
1,500,001 to 1,600,000	1	1,563,853	0.54	1,563,853	725	69.00
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance		Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
4.000 to 4.499	2	$317,867	0.11	%	$158,933	687	85.68	%
4.500 to 4.999	3	731,474	0.25		243,825	678	77.76	
5.000 to 5.499	25	7,318,964	2.54		292,759	728	77.12	
5.500 to 5.999	86	24,775,083	8.58		288,082	691	82.50	
6.000 to 6.499	182	44,165,979	15.30		242,670	683	84.23	
6.500 to 6.999	251	45,724,420	15.84		182,169	685	88.76	
7.000 to 7.499	285	48,348,351	16.75		169,643	673	93.79	
7.500 to 7.999	356	50,839,827	17.61		142,809	662	95.87	
8.000 to 8.499	228	27,773,405	9.62		121,813	670	98.01	
8.500 to 8.999	270	30,161,908	10.45		111,711	663	98.40	
9.000 to 9.499	38	3,428,392	1.19		90,221	611	97.11	
9.500 to 9.999	45	3,677,646	1.27		81,725	602	98.86	
10.000 to 10.499	10	947,035	0.33		94,704	577	95.50	
10.500 to 10.999	4	339,762	0.12		84,941	588	100.00	
11.000 to 11.499	2	108,910	0.04		54,455	550	92.29	
Total	**1,787**	**$288,659,024**	**100.00**	**%**	**$161,533**	**674**	**91.46**	**%**

Group IA Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
3.500 - 3.999	1	$120,317	0.04	%	$120,317	648	95.00	%
4.000 - 4.499	3	753,024	0.26		251,008	690	77.83	
4.500 - 4.999	20	6,037,699	2.09		301,885	727	74.36	
5.000 - 5.499	63	19,803,501	6.86		314,341	694	82.77	
5.500 - 5.999	172	43,261,663	14.99		251,521	688	83.53	
6.000 - 6.499	218	42,526,276	14.73		195,075	681	88.46	
6.500 - 6.999	299	49,474,494	17.14		165,467	673	92.68	
7.000 - 7.499	343	51,844,853	17.96		151,151	667	95.19	
7.500 - 7.999	266	33,005,440	11.43		124,081	656	97.81	
8.000 - 8.499	266	29,731,471	10.30		111,772	679	98.52	
8.500 - 8.999	73	6,823,729	2.36		93,476	629	98.50	
9.000 - 9.499	41	3,467,762	1.20		84,580	602	98.29	
9.500 - 9.999	16	1,360,122	0.47		85,008	584	96.87	
10.000 - 10.499	4	339,762	0.12		84,941	588	100.00	
10.500 - 10.999	1	55,944	0.02		55,944	510	85.00	
11.000 - 11.499	1	52,966	0.02		52,966	592	100.00	
Total	**1,787**	**288,659,024**	**100.00**	**%**	**$161,533**	**674**	**91.46**	**%**

Group IA Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	4	$715,510	0.25	%	$178,877	622
50.01 to 55.00	5	1,455,600	0.50		291,120	665
55.01 to 60.00	5	1,791,813	0.62		358,363	651
60.01 to 65.00	8	3,761,566	1.30		470,196	714
65.01 to 70.00	16	7,382,958	2.56		461,435	680
70.01 to 75.00	41	11,771,964	4.08		287,121	695
75.01 to 80.00	214	44,865,462	15.54		209,652	686
80.01 to 85.00	46	7,922,334	2.74		172,225	657
85.01 to 90.00	162	29,559,583	10.24		182,467	667
90.01 to 95.00	288	49,833,773	17.26		173,034	656
95.01 to 100.00	966	125,595,394	43.51		130,016	676
100.01 to 105.00	31	3,850,650	1.33		124,215	704
105.01 to 110.00	1	152,417	0.05		152,417	769
Total	**1,787**	**$288,659,024**	**100.00**	**%**	**$161,533**	**674**

Group IA Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
California	86	32,400,034	11.22	%	$376,745	680	81.84	%
Florida	160	26,573,204	9.21		166,083	674	92.18	
Texas	192	22,021,279	7.63		114,694	689	94.18	
Georgia	107	15,152,799	5.25		141,615	666	94.67	
Illinois	77	13,718,721	4.75		178,165	660	95.54	
Virginia	71	12,085,013	4.19		170,211	671	89.99	
Maryland	41	11,969,062	4.15		291,928	679	87.42	
Michigan	83	10,565,774	3.66		127,298	664	96.26	
New Jersey	39	10,140,049	3.51		260,001	679	89.36	
Indiana	93	9,820,960	3.40		105,602	663	97.07	
Ohio	79	9,124,274	3.16		115,497	660	96.79	
Arizona	47	8,658,698	3.00		184,228	671	88.78	
New York	34	8,547,392	2.96		251,394	694	88.72	
Pennsylvania	64	8,337,017	2.89		130,266	652	91.67	
North Carolina	52	6,265,536	2.17		120,491	676	94.56	
Washington	32	5,624,693	1.95		175,772	680	92.41	
Tennessee	52	5,610,547	1.94		107,895	647	98.35	
Colorado	26	5,083,115	1.76		195,504	687	95.18	
Nevada	17	4,910,515	1.70		288,854	680	90.66	
Missouri	53	4,877,523	1.69		92,029	673	95.67	
Wisconsin	37	4,686,992	1.62		126,675	652	96.22	
District of Columbia	11	4,619,717	1.60		419,974	685	84.63	
Louisiana	35	3,593,291	1.24		102,665	676	94.08	
Kentucky	32	3,202,629	1.11		100,082	676	97.96	
Oregon	18	3,199,667	1.11		177,759	683	94.21	
Alabama	25	3,178,827	1.10		127,153	664	88.02	
Connecticut	11	2,932,881	1.02		266,626	659	84.28	
Minnesota	17	2,850,436	0.99		167,673	652	90.64	
South Carolina	24	2,851,120	0.99		118,797	645	95.41	
Massachusetts	11	2,407,145	0.83		218,831	693	88.33	
Other	161	23,650,113	8.19		147,895	686	91.78	
Total	**1,787**	**$288,659,024**	**100.00**	**%**	**$161,533**	**674**	**91.46**	**%**

Group IA Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
Equity Refinance	545	96,921,403	33.58		177,837	657	88.37	%
Purchase	1,142	171,462,178	59.40		150,142	684	94.10	
Rate/Term Refinance	100	20,275,443	7.02		202,754	670	83.92	
Total	**1,787**	**$288,659,024**	**100.00**	**%**	**$161,533**	**674**	**91.46**	**%**

Group IA Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	446	$50,669,627	17.55 %	$113,609	719	90.95 %
Primary Residence	1,257	225,425,916	78.09	179,336	663	91.40
Second / Vacation	84	12,563,481	4.35	149,565	686	94.51
Total	**1,787**	**$288,659,024**	**100.00 %**	**161,533**	**674**	**91.46 %**

Group IA Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (9 Stories or more)	2	$610,481	0.21 %	$305,240	720	87.64 %
Condominium Low Rise (less than 5 Stories)	94	15,780,367	5.47	167,876	682	91.18
Condominium Mid Rise (5 to 8 stories)	4	623,962	0.22	155,991	724	83.42
Leasehold	2	392,899	0.14	196,450	644	100.00
Planned Unit Development (Attached)	36	5,555,375	1.92	154,316	657	94.29
Planned Unit Development (Detached)	191	41,800,812	14.48	218,852	683	88.78
Single Family Detached	1,325	200,043,230	69.30	150,976	668	92.17
Two to Four Family Units	116	21,136,157	7.32	182,208	713	89.44
Townhouse	17	2,715,740	0.94	159,749	657	93.53
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,233	$175,629,902	60.84 %	$142,441	668	94.68 %
Reduced Documentation	554	113,029,121	39.16	204,024	684	86.45
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Month PP	75	$15,688,094	5.43 %	$209,175	680	93.28 %
24 Month PP	556	87,403,275	30.28	157,200	660	94.29
36 Month PP	421	58,979,652	20.43	140,094	672	94.33
60 Month PP	20	4,338,020	1.50	216,901	659	87.18
None	711	120,583,853	41.77	169,598	685	88.19
Other PP	4	1,666,129	0.58	416,532	666	72.12
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Other means not None, 12, 24, 36 or 60 months and not more than 60 months.

Group IA Index Types

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
1YR TRSRY-CMT	9	$1,890,719	0.66	%	$210,080	685	78.43	%
WSJ-1YRLIBOR	161	28,231,837	9.78		175,353	709	91.65	
WSJ-6MLIBOR	913	159,217,479	55.16		174,389	656	92.84	
Fixed	704	99,318,988	34.41		141,078	693	89.43	
Total	**1,787**	**$288,659,024**	**100.00**	**%**	**$161,533**	**674**	**91.46**	**%**

Group IA Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
10.000 - 10.999	11	3,105,853	1.08		282,350	680	79.07	
11.000 - 11.999	77	19,693,696	6.82		255,762	695	83.23	
12.000 - 12.999	247	52,706,600	18.26		213,387	686	89.32	
13.000 - 13.999	402	69,400,521	24.04		172,638	661	95.02	
14.000 - 14.999	255	36,060,491	12.49		141,414	635	97.44	
15.000 - 15.999	78	7,136,133	2.47		91,489	609	97.97	
16.000 - 16.999	10	1,038,442	0.36		103,844	582	95.89	
17.000 - 17.999	3	198,299	0.07		66,100	564	95.77	
Fixed	704	99,318,988	34.41		141,078	693	89.43	
Total	**1,787**	**$288,659,024**	**100.00**	**%**	**$161,533**	**674**	**91.46**	**%**

Group IA Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
July 2005	3	$733,000	0.25 %	$244,333	665	85.96 %
August 2005	2	360,000	0.12	180,000	661	90.00
November 2005	1	54,490	0.02	54,490	0	100.00
February 2006	1	152,417	0.05	152,417	769	106.00
May 2006	2	233,956	0.08	116,978	624	92.73
July 2006	1	54,055	0.02	54,055	644	75.00
August 2006	1	137,305	0.05	137,305	608	100.00
September 2006	5	911,909	0.32	182,382	658	97.95
October 2006	1	279,059	0.10	279,059	642	95.00
November 2006	13	2,093,225	0.73	161,017	618	95.78
December 2006	41	7,249,267	2.51	176,811	664	94.00
January 2007	336	53,369,955	18.49	158,839	653	94.74
February 2007	309	54,411,866	18.85	176,090	662	94.33
March 2007	19	2,959,237	1.03	155,749	661	94.88
May 2007	1	197,550	0.07	197,550	710	80.00
July 2007	1	327,474	0.11	327,474	610	75.00
September 2007	1	148,000	0.05	148,000	720	80.00
October 2007	5	1,238,275	0.43	247,655	657	83.53
November 2007	16	2,249,567	0.78	140,598	632	93.65
December 2007	54	9,424,093	3.26	174,520	673	87.85
January 2008	114	22,369,282	7.75	196,222	670	88.24
February 2008	148	28,648,153	9.92	193,569	688	89.74
March 2008	8	1,737,900	0.60	217,238	674	89.36
Fixed	704	99,318,988	34.41	141,078	693	89.43
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

Group IA Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 - 2.499	44	$12,810,838	4.44 %	$291,155	695	79.56 %
2.500 - 2.999	74	19,918,246	6.90	269,165	698	80.68
3.000 - 3.499	77	13,515,631	4.68	175,528	720	92.69
3.500 - 3.999	14	3,536,575	1.23	252,612	685	92.57
4.000 - 4.499	35	5,313,332	1.84	151,809	695	98.65
4.500 - 4.999	14	2,622,681	0.91	187,334	661	97.66
5.000 - 5.499	66	13,417,485	4.65	203,295	677	94.30
5.500 - 5.999	40	9,647,352	3.34	241,184	666	85.65
6.000 - 6.499	81	20,347,557	7.05	251,204	669	94.66
6.500 - 6.999	107	19,268,013	6.68	180,075	661	93.62
7.000 - 7.499	178	27,153,047	9.41	152,545	645	96.97
7.500 - 7.999	148	20,286,841	7.03	137,073	630	96.82
8.000 - 8.499	87	10,215,971	3.54	117,425	624	98.50
8.500 - 8.999	51	5,418,343	1.88	106,242	626	98.52
9.000 - 9.499	36	3,089,631	1.07	85,823	603	98.51
9.500 - 9.999	26	2,424,102	0.84	93,235	592	98.04
10.000 - 10.499	5	354,391	0.12	70,878	522	86.57
Fixed	704	99,318,988	34.41	141,078	693	89.43
Total	**1,787**	**$288,659,024**	**100.00 %**	**$161,533**	**674**	**91.46 %**

RAMP Series 2005-RS3 – Collateral Characteristics
Group IB Summary Report
(Statistical Pool)

Principal Balance	$288,202,173.32		
Number of Mortgage Loans	1,901		
	Average	**Minimum**	**Maximum**
Original Principal Balance	151,779.86	30,000.00	518,000.00
Current Principal Balance	151,605.56	29,915.20	517,574.56
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	357	180	371
Remaining Term to Stated Maturity (mos)	355	174	369
Age (mos)	2	0	20
Mortgage Rate (%)	7.22	4.75	10.88
Loan-to-Value Ratio (%)	92.51	17	104
Credit Score	664	501	821
Margin (%)	5.720	2.250	10.621
Initial Periodic Cap (%)	2.951	0.500	6.000
Periodic Cap (%)	1.276	1.000	6.000
Maximum Mortgage Rate (%)	13.349	7.375	17.050
Minimum Mortgage Rate (%)	6.015	2.250	10.880
Next Rate Adj. (mos)	27	5	36

Lien Position	**% of Mortgage Loans**
1st Lien	100.00

Occupancy	**% of Mortgage Loans**
Primary Residence	83.90
Non-Owner Occupied	16.10
Second/Vacation	0.00

Documentation	**% of Mortgage Loans**
Full Documentation	58.16
Reduced Documentation	41.84

Servicing	**% of Mortgage Loans**
Homecomings	94.23

Delinquency	**% of Mortgage Loans**
Current	100.00
30 to 59 Days Delinquent	0.00
60 or more Days	0.00

Loan Type	**% of Mortgage Loans**
Adjustable-rate	80.42
Fixed-rate	19.58

Loan Purpose	**% of Mortgage Loans**
Purchase	58.66
Equity Refinance	34.28
Rate/Term Refinance	7.06

Property Type	**% of Mortgage Loans**
Single-family detached	72.77
PUD (detached)	11.33
Two- to four-family units	6.95
Condo Low-rise	5.08
PUD (attached)	3.31
Condotel	0.06
Townhouse	0.50

% with Active Prepayment Penalty	54.70
% over 80% LTV with MI	12.37
IO Loans (%)	16.42

Group IB Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
500 to 519	2	$215,761	0.07 %	$107,881	82.41 %
520 to 539	2	227,708	0.08	113,854	92.83
540 to 559	3	390,232	0.14	130,077	93.06
560 to 579	18	2,120,949	0.74	117,830	93.07
580 to 599	170	23,140,555	8.03	136,121	96.68
600 to 619	279	37,105,198	12.87	132,994	97.21
620 to 639	253	37,652,380	13.06	148,824	91.76
640 to 659	269	44,057,379	15.29	163,782	90.07
660 to 679	248	43,386,323	15.05	174,945	88.29
680 to 699	212	33,989,541	11.79	160,328	91.65
700 to 719	139	20,535,222	7.13	147,735	92.64
720 to 739	106	16,048,444	5.57	151,400	93.35
740 to 759	92	13,929,832	4.83	151,411	95.43
760 or greater	107	15,286,739	5.30	142,867	93.97
Subtotal with Credit Score	1,900	288,086,264	99.96	151,624	92.52
Not Available	1	115,909	0.04	115,909	80.00
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**92.51 %**

Group2A Credit Scores indicated as having a Credit Score that is "Not Available" include certain Group IB Credit Scores where the Credit Score was not provided by the related seller and Group IB Credit Scores where no credit history can be obtained for the related mortgagor

Group IB Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	565	$43,078,291	14.95 %	$76,245	657	95.44 %
100,001 to 200,000	914	134,650,211	46.72	147,320	661	93.20
200,001 to 300,000	326	78,753,596	27.33	241,575	671	90.72
300,001 to 400,000	94	30,775,387	10.68	327,398	668	90.32
400,001 to 500,000	1	427,114	0.15	427,114	680	95.00
500,001 to 600,000	1	517,575	0.18	517,575	650	70.00
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 to 4.999	7	$1,207,117	0.42 %	$172,445	657	82.55 %
5.000 to 5.499	23	4,429,411	1.54	192,583	690	83.35
5.500 to 5.999	139	26,545,031	9.21	190,971	687	84.29
6.000 to 6.499	285	49,518,449	17.18	173,749	680	86.41
6.500 to 6.999	339	57,466,267	19.94	169,517	690	91.41
7.000 to 7.499	191	27,781,402	9.64	145,452	671	94.00
7.500 to 7.999	351	51,781,645	17.97	147,526	650	96.72
8.000 to 8.499	207	28,497,794	9.89	137,671	639	97.90
8.500 to 8.999	230	26,942,911	9.35	117,143	625	97.96
9.000 to 9.499	94	9,948,761	3.45	105,838	611	98.36
9.500 to 9.999	31	3,705,052	1.29	119,518	602	98.09
10.000 to 10.499	2	158,551	0.06	79,276	584	100.00
10.500 to 11.000	2	219,782	0.08	109,891	626	74.22
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	3	$610,117	0.21 %	$203,372	655	86.30 %
4.500 - 4.999	16	2,972,495	1.03	185,781	679	80.62
5.000 - 5.499	112	21,508,142	7.46	192,037	683	82.04
5.500 - 5.999	233	41,077,808	14.25	176,300	682	86.66
6.000 - 6.499	335	56,394,124	19.57	168,341	691	90.01
6.500 - 6.999	242	39,620,413	13.75	163,721	672	93.82
7.000 - 7.499	350	49,516,060	17.18	141,474	657	95.96
7.500 - 7.999	245	35,120,032	12.19	143,347	636	98.06
8.000 - 8.499	226	26,645,866	9.25	117,902	628	97.98
8.500 - 8.999	108	11,467,942	3.98	106,185	610	98.37
9.000 - 9.499	28	2,945,766	1.02	105,206	615	98.56
9.500 - 9.999	1	103,625	0.04	103,625	584	100.00
10.000 - 10.499	2	219,782	0.08	109,891	626	74.22
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	14	$1,738,111	0.60	%	$124,151	683
50.01 to 55.00	5	1,190,855	0.41		238,171	655
55.01 to 60.00	4	549,925	0.19		137,481	665
60.01 to 65.00	8	1,087,937	0.38		135,992	651
65.01 to 70.00	28	5,581,075	1.94		199,324	659
70.01 to 75.00	35	6,305,760	2.19		180,165	654
75.01 to 80.00	249	43,246,620	15.01		173,681	677
80.01 to 85.00	57	9,982,167	3.46		175,126	676
85.01 to 90.00	159	27,353,240	9.49		172,033	671
90.01 to 95.00	338	54,689,359	18.98		161,803	649
95.01 to 100.00	984	134,063,943	46.52		136,244	663
100.01 to 105.00	20	2,413,181	0.84		120,659	717
Total	**1,901**	**$288,202,173**	**100.00**	**%**	**$151,606**	**664**

Group IB Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
Florida	180	$28,600,317	9.92	%	$158,891	668	91.16	%
California	95	23,187,025	8.05		244,074	663	86.37	
Michigan	135	18,200,739	6.32		134,820	656	95.00	
Texas	127	17,057,438	5.92		134,311	660	94.85	
Illinois	88	15,390,631	5.34		174,894	670	93.05	
Georgia	98	14,411,861	5.00		147,060	642	93.77	
Minnesota	59	11,354,608	3.94		192,451	657	94.14	
Virginia	65	10,797,971	3.75		166,123	668	91.89	
Ohio	92	10,746,101	3.73		116,805	665	96.71	
New Jersey	44	9,866,222	3.42		224,232	675	84.32	
Arizona	59	9,056,930	3.14		153,507	677	93.22	
Pennsylvania	65	8,274,327	2.87		127,297	656	92.77	
Missouri	65	7,904,527	2.74		121,608	668	95.88	
Maryland	38	7,147,607	2.48		188,095	661	91.38	
North Carolina	65	7,041,980	2.44		108,338	660	95.08	
Tennessee	55	6,575,290	2.28		119,551	631	98.37	
Colorado	35	6,470,433	2.25		184,870	687	91.56	
Washington	36	6,062,693	2.10		168,408	686	93.78	
Indiana	42	5,561,172	1.93		132,409	667	96.74	
Wisconsin	48	5,422,718	1.88		112,973	662	95.72	
South Carolina	32	4,405,883	1.53		137,684	648	93.96	
Massachusetts	18	4,161,353	1.44		231,186	672	83.96	
New York	23	4,094,097	1.42		178,004	668	80.06	
Oregon	24	3,763,134	1.31		156,797	705	92.65	
Louisiana	34	3,555,442	1.23		104,572	668	98.38	
Alabama	32	3,233,830	1.12		101,057	657	95.99	
Connecticut	17	3,173,764	1.10		186,692	668	89.94	
Nevada	16	3,034,764	1.05		189,673	674	86.04	
Iowa	24	3,006,415	1.04		125,267	668	97.44	
Oklahoma	20	2,726,297	0.95		136,315	656	95.37	
Other	170	23,916,606	8.30		140,686,	661	93.33	
Total	**1,901**	**$288,202,173**	**100.00**	**%**	**$151,606**	**664**	**92.51**	**%**

Group IB Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
Equity Refinance	604	$98,804,817	34.28	%	$163,584	649	88.56	%
Purchase	1,165	169,062,180	58.66		145,118	672	95.28	
Rate/Term Refinance	132	20,335,177	7.06		154,054	671	88.69	
Total	**1,901**	**$288,202,173**	**100.00**	**%**	**$151,606**	**664**	**92.51**	**%**

Group IB Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	350	$46,396,279	16.10 %	$132,561	716	90.47 %
Primary Residence	1,551	241,805,894	83.90	155,903	654	92.90
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium Low Rise (less than 5 Stories)	99	$14,641,936	5.08 %	$147,898	680	89.77 %
Condotels (1 to 4 Stories)	1	171,508	0.06	171,508	775	80.00
Planned Unit Development (Attached)	59	9,551,070	3.31	161,883	671	92.65
Planned Unit Development (Detached)	177	32,642,097	11.33	184,419	669	91.84
Single Family Detached	1,431	209,710,922	72.77	146,549	659	93.42
Two to Four Family Units	122	20,037,200	6.95	164,239	690	86.43
Townhouse	12	1,447,440	0.50	120,620	646	88.50
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,238	$167,631,410	58.16 %	$135,405	657	96.00 %
Reduced Documentation	663	120,570,763	41.84	181,856	674	87.66
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Month PP	66	$11,470,616	3.98 %	$173,797	667	88.78 %
24 Month PP	695	100,727,196	34.95	144,931	639	96.26
36 Month PP	280	44,859,611	15.57	160,213	687	90.96
None	854	130,559,627	45.30	152,880	675	90.51
Other PP	6	585,123	0.20	97,521	674	86.02
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Other means not None, 12, 24, 36 or 60 months and not more than 60 months.

Group IB Index Types

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
1YR TRSRY-CMT	1	$151,500	0.05	%	$151,500	692	90.00	%
WSJ-1YRLIBOR	308	45,254,786	15.70		146,931	711	95.48	
WSJ-6MLIBOR	1,243	186,369,986	64.67		149,936	647	94.07	
Fixed	349	56,425,901	19.58		161,679	682	84.97	
Total	**1,901**	**$288,202,173**	**100.00**	%	**$151,606**	**664**	**92.51**	%

Group IB Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
7.000 - 7.999	1	$199,655	0.07	%	$199,655	751	80.00	%
8.000 - 8.999	1	264,000	0.09		264,000	674	80.00	
9.000 - 9.999	6	1,022,350	0.35		170,392	656	81.38	
10.000 - 10.999	42	8,335,397	2.89		198,462	677	84.00	
11.000 - 11.999	132	24,870,572	8.63		188,413	682	86.49	
12.000 - 12.999	319	54,425,867	18.88		170,614	695	92.87	
13.000 - 13.999	483	70,490,300	24.46		145,943	660	96.02	
14.000 - 14.999	394	52,601,041	18.25		133,505	627	97.92	
15.000 - 15.999	153	17,742,725	6.16		115,966	609	98.29	
16.000 - 16.999	20	1,720,740	0.60		86,037	596	97.68	
17.000 - 17.999	1	103,625	0.04		103,625	584	100.00	
Fixed	349	56,425,901	19.58		161,679	682	84.97	
Total	**1,901**	**$288,202,173**	**100.00**	%	**$151,606**	**664**	**92.51**	%

Group IB Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
August 2005	7	$1,276,990	0.44 %	$182,427	724	85.88 %
September 2005	1	118,483	0.04	118,483	647	100.00
November 2005	1	133,908	0.05	133,908	518	90.00
February 2006	2	313,259	0.11	156,630	703	83.59
March 2006	1	153,768	0.05	153,768	606	100.00
June 2006	1	77,604	0.03	77,604	589	100.00
July 2006	2	251,379	0.09	125,690	582	100.00
August 2006	1	56,683	0.02	56,683	580	85.00
September 2006	2	209,141	0.07	104,571	562	95.00
October 2006	3	322,712	0.11	107,571	589	93.33
November 2006	14	1,904,294	0.66	136,021	632	95.93
December 2006	93	13,297,227	4.61	142,981	632	95.64
January 2007	327	45,908,329	15.93	140,392	635	96.34
February 2007	466	69,623,403	24.16	149,406	641	96.06
March 2007	110	13,907,480	4.83	126,432	643	97.54
July 2007	1	300,000	0.10	300,000	674	80.00
August 2007	1	241,652	0.08	241,652	683	80.00
September 2007	1	270,000	0.09	270,000	710	85.00
November 2007	2	532,101	0.18	266,051	694	87.47
December 2007	25	4,810,209	1.67	192,408	682	85.71
January 2008	89	15,233,460	5.29	171,162	693	88.54
February 2008	215	37,295,711	12.94	173,468	685	88.41
March 2008	187	25,538,477	8.86	136,569	715	98.34
Fixed	349	56,425,901	19.58	161,679	682	84.97
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

Group IB Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 - 2.499	149	28,572,592	9.91	191,762	682	84.26 %
2.500 - 2.999	40	7,654,353	2.66	191,359	694	85.87
3.000 - 3.499	165	23,554,150	8.17	142,752	732	94.61
3.500 - 3.999	40	7,239,274	2.51	180,982	704	89.90
4.000 - 4.499	98	13,790,717	4.79	140,722	699	99.34
4.500 - 4.999	11	1,665,287	0.58	151,390	683	89.85
5.000 - 5.499	60	10,856,587	3.77	180,943	677	97.26
5.500 - 5.999	47	8,659,148	3.00	184,237	665	89.49
6.000 - 6.499	94	16,136,227	5.60	171,662	659	93.61
6.500 - 6.999	148	22,483,462	7.80	151,915	651	95.69
7.000 - 7.499	189	26,314,195	9.13	139,229	630	96.98
7.500 - 7.999	239	32,567,702	11.30	136,267	620	98.12
8.000 - 8.499	121	15,335,872	5.32	126,743	618	97.55
8.500 - 8.999	109	12,434,545	4.31	114,078	612	98.57
9.000 - 9.499	33	3,521,434	1.22	106,710	602	97.35
9.500 - 9.999	8	862,144	0.30	107,768	591	99.45
10.500 - 10.999	1	128,583	0.04	128,583	590	100.00
Fixed	349	56,425,901	19.58	161,679	682	84.97
Total	**1,901**	**$288,202,173**	**100.00 %**	**$151,606**	**664**	**92.51 %**

RAMP Series 2005-RS3 – Collateral Characteristics
Group II Summary Report

Principal Balance	$106,488,967		
Number of Mortgage Loans	508		
	Average	**Minimum**	**Maximum**
Original Principal Balance	209,851.64	44,000.00	975,000.00
Current Principal Balance	209,623.95	43,799.46	975,000.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	360	359	360
Remaining Term to Stated Maturity (mos)	358	350	360
Age (mos)	2	0	10
Mortgage Rate (%)	6.447	4.75	8.50
Loan-to-Value Ratio (%)	85.71	45	100
Credit Score	692	576	814
Margin (%)	2.842	2.250	6.500
Initial Periodic Cap (%)	5.352	2.000	6.250
Periodic Cap (%)	1.650	1.000	2.000
Maximum Mortgage Rate (%)	11.949	9.750	14.500
Minimum Mortgage Rate (%)	2.873	2.250	7.693
Next Rate Adj. (mos)	59	50	84

Lien Position	**% of Mortgage Loans**
1st Lien	100.00

Occupancy	**% of Mortgage Loans**
Primary Residence	74.77
Non-Owner Occupied	19.61
Second/Vacation	5.62

Documentation	**% of Mortgage Loans**
Full Documentation	20.15
Reduced Documentation	79.85

Servicing	**% of Mortgage Loans**
Homecomings	93.96

Delinquency	**% of Mortgage Loans**
Current	100.00
30 to 59 Days Delinquent	
60 or more Days	

Loan Type	**% of Mortgage Loans**
Adjustable-rate	100.00
Fixed-rate	0.00

Loan Purpose	**% of Mortgage Loans**
Purchase	64.41
Equity Refinance	27.16
Rate/Term Refinance	8.43

Property Type	**% of Mortgage Loans**
Single-family detached	48.35
PUD (detached)	20.69
Two- to four-family units	10.12
Condo Low-rise	11.48
PUD (attached)	6.38
Townhouse	0.21
Condo Mid-rise	1.09
Condo High-rise	1.68

% with Active Prepayment Penalty	43.73
% over 80% LTV with MI	48.32
IO Loans (%)	73.33

Group II Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
560 to 579	1	$260,196	0.24 %	$260,196	70.00 %
580 to 599	1	59,536	0.06	59,536	55.00
620 to 639	30	5,915,449	5.55	197,182	87.85
640 to 659	64	14,318,701	13.45	223,730	81.79
660 to 679	115	26,096,822	24.51	226,929	86.73
680 to 699	104	20,396,882	19.15	196,124	86.13
700 to 719	68	14,055,093	13.20	206,693	86.85
720 to 739	56	12,078,357	11.34	215,685	85.09
740 to 759	35	7,176,691	6.74	205,048	85.32
760 or greater	32	5,651,292	5.31	176,603	87.39
Subtotal with Credit Score	506	106,009,019	99.55	209,504	85.72
Not Available	2	$479,948	0.45	239,974	83.73
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**85.71 %**

Group II Credit Scores indicated as having a Credit Score that is "Not Available" include certain Group II Credit Scores where the Credit Score was not provided by the related seller and Group II Credit Scores where no credit history can be obtained for the related mortgagor

Group II Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	62	$4,803,442	4.51 %	$77,475	693	84.67 %
100,001 to 200,000	233	34,343,592	32.25	147,397	697	86.41
200,001 to 300,000	121	30,388,570	28.54	251,145	686	86.39
300,001 to 400,000	61	20,996,343	19.72	344,202	695	87.10
400,001 to 500,000	20	8,883,596	8.34	444,180	684	85.74
500,001 to 600,000	8	4,415,284	4.15	551,910	684	82.68
700,001 to 800,000	1	748,640	0.70	748,640	726	45.00
900,001 to 1,000,000	2	1,909,500	1.79	954,750	699	72.55
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.500 to 4.999	3	$831,025	0.78 %	$277,008	633	70.29 %
5.000 to 5.499	10	1,805,410	1.70	180,541	669	82.35
5.500 to 5.999	87	18,784,486	17.64	215,914	684	81.40
6.000 to 6.499	129	26,194,855	24.60	203,061	688	85.49
6.500 to 6.999	198	41,983,226	39.42	212,036	697	86.18
7.000 to 7.499	58	12,037,835	11.30	207,549	707	90.85
7.500 to 7.999	18	3,926,302	3.69	218,128	686	90.22
8.000 to 8.499	3	729,870	0.69	243,290	682	91.83
8.500 to 8.999	2	195,956	0.18	97,978	676	96.33
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	1	$260,196	0.24 %	$260,196	576	70.00 %
4.500 to 4.999	5	1,177,629	1.11	235,526	666	75.58
5.000 to 5.499	53	10,055,159	9.44	189,720	686	83.82
5.500 to 5.999	142	30,328,446	28.48	213,581	686	84.22
6.000 to 6.499	233	48,322,233	45.38	207,392	699	86.58
6.500 to 6.999	58	12,370,014	11.62	213,276	687	87.94
7.000 to 7.499	16	3,975,290	3.73	248,456	689	88.40
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	1	$748,640	0.70 %	$748,640	726
50.01 to 55.00	1	59,536	0.06	59,536	581
55.01 to 60.00	3	686,744	0.64	228,915	697
60.01 to 65.00	1	435,000	0.41	435,000	682
65.01 to 70.00	14	3,582,153	3.36	255,868	686
70.01 to 75.00	15	4,275,621	4.02	285,041	674
75.01 to 80.00	199	39,185,498	36.80	196,912	692
80.01 to 85.00	23	5,264,434	4.94	228,888	689
85.01 to 90.00	124	26,441,536	24.83	213,238	686
90.01 to 95.00	77	14,594,031	13.70	189,533	698
95.01 to 100.00	50	11,215,773	10.53	224,315	704
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**

Group II Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Florida	179	$33,660,950	31.61 %	$188,050	695	88.88 %
Virginia	27	8,272,043	7.77	306,372	682	86.22
New Jersey	24	7,365,219	6.92	306,884	696	81.41
Maryland	26	6,482,293	6.09	249,319	692	88.85
Massachusetts	19	5,260,229	4.94	276,854	691	81.96
California	15	4,872,466	4.58	324,831	680	78.88
Minnesota	18	3,639,550	3.42	202,197	675	83.81
Arizona	20	3,537,942	3.32	176,897	704	84.47
New York	10	3,459,337	3.25	345,934	696	89.24
Georgia	19	3,448,937	3.24	181,523	689	83.88
Illinois	15	3,357,358	3.15	223,824	697	77.77
Nevada	13	3,254,756	3.06	250,366	674	82.28
Ohio	21	2,291,722	2.15	109,130	678	86.59
Washington	11	2,111,723	1.98	191,975	703	85.95
Texas	13	1,827,187	1.72	140,553	707	92.19
Colorado	9	1,752,813	1.65	194,757	722	83.69
Pennsylvania	7	1,734,423	1.63	247,775	683	87.58
Missouri	9	1,248,711	1.17	138,746	690	85.92
Oregon	6	1,097,285	1.03	182,881	712	81.35
South Carolina	6	1,068,675	1.00	178,113	741	84.46
New Hampshire	4	985,772	0.93	246,443	681	81.68
Rhode Island	3	814,013	0.76	271,338	680	83.85
Michigan	5	787,037	0.74	157,407	706	81.78
North Carolina	4	770,900	0.72	192,725	663	84.61
Delaware	2	631,156	0.59	315,578	626	90.00
Wisconsin	4	500,468	0.47	125,117	681	78.46
Connecticut	2	420,509	0.39	210,254	650	78.46
Idaho	3	294,400	0.28	98,133	685	86.46
District of Columbia	2	278,750	0.26	139,375	663	96.57
Utah	2	271,800	0.26	135,900	685	86.36
Other	10	990,543	0.93	99,054	714	84.25
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	128	$28,927,161	27.16 %	$225,993	675	81.29 %
Purchase	332	68,584,590	64.41	206,580	700	88.32
Rate/Term Refinance	48	8,977,217	8.43	187,025	683	80.05
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
Non Owner Occupied	129	$20,883,815	19.61	%	$161,890	707	83.20	%
Primary Residence	353	79,617,587	74.77		225,546	687	86.40	
Second / Vacation	26	5,987,565	5.62		230,291	709	85.31	
Total	**508**	**$106,488,967**	**100.00**	**%**	**$209,624**	**692**	**85.71**	**%**

Group II Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
Condominium High Rise (9 Stories or more)	5	$1,788,930	1.68	%	$357,786	658	81.51	%
Condominium Low Rise (less than 5 Stories)	68	12,220,741	11.48		179,717	701	83.97	
Condominium Mid Rise (5 to 8 stories)	7	1,165,819	1.09		166,546	690	93.33	
Planned Unit Development (Attached)	35	6,790,701	6.38		194,020	689	87.43	
Planned Unit Development (Detached)	101	22,037,274	20.69		218,191	691	87.01	
Single Family Detached	245	51,482,693	48.35		210,133	691	86.15	
Two to Four Family Units	44	10,774,523	10.12		244,876	695	82.08	
Townhouse	3	228,286	0.21		76,095	657	69.36	
Total	**508**	**$106,488,967**	**100.00**	**%**	**$209,624**	**692**	**85.71**	**%**

Group II Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
Full Documentation	114	$21,461,963	20.15	%	$188,263	682	86.29	%
Reduced Documentation	394	85,027,004	79.85		215,805	694	85.57	
Total	**508**	**$106,488,967**	**100.00**	**%**	**$209,624**	**692**	**85.71**	**%**

Group II Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance		Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	
12 Month PP	39	$10,115,463	9.50	%	$259,371	685	89.79	%
24 Month PP	4	741,553	0.70		185,388	705	89.53	
36 Month PP	173	32,928,052	30.92		190,336	692	89.76	
60 Month PP	16	2,783,434	2.61		173,965	708	81.11	
None	276	59,920,465	56.27		217,103	692	82.97	
Total	**508**	**$106,488,967**	**100.00**	**%**	**$209,624**	**692**	**85.71**	**%**

Group II Index Types

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1YR TRSRY-CMT	6	$1,169,598	1.10 %	$194,933	662	86.81 %
WSJ-1YRLIBOR	106	22,339,409	20.98	210,749	691	80.89
WSJ-6MLIBOR	396	82,979,960	77.92	209,545	693	86.99
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
9.000 - 9.999	3	$831,025	0.78 %	$277,008	633	70.29 %
10.000 - 10.999	61	14,023,847	13.17	229,899	679	81.01
11.000 - 11.999	205	42,412,472	39.83	206,890	695	83.24
12.000 - 12.999	167	34,746,309	32.63	208,062	692	87.84
13.000 - 13.999	67	13,549,488	12.72	202,231	701	93.34
14.000 - 14.999	5	925,826	0.87	185,165	680	92.78
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
May 2009	2	$339,203	0.32 %	$169,602	587	76.99 %
July 2009	2	325,336	0.31	162,668	689	83.60
August 2009	2	306,999	0.29	153,500	666	97.71
September 2009	4	998,198	0.94	249,550	673	85.57
October 2009	9	1,993,346	1.87	221,483	694	85.57
November 2009	11	2,222,516	2.09	202,047	688	82.76
December 2009	55	11,424,857	10.73	207,725	691	83.83
January 2010	164	34,251,823	32.16	208,853	695	83.14
February 2010	242	50,608,966	47.53	209,128	691	88.52
March 2010	8	2,437,900	2.29	304,738	688	78.51
December 2011	2	345,293	0.32	172,646	658	86.60
January 2012	2	215,963	0.20	107,982	659	80.00
February 2012	4	879,366	0.83	219,842	728	78.33
March 2012	1	139,200	0.13	139,200	725	80.00
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**

Group II Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 - 2.499	211	$46,136,426	43.33 %	$218,656	694	81.72 %
2.500 - 2.999	147	27,493,824	25.82	187,033	690	87.79
3.000 - 3.499	37	8,509,733	7.99	229,993	693	83.32
3.500 - 3.999	102	21,096,119	19.81	206,825	690	91.80
5.000 - 5.499	2	450,126	0.42	225,063	717	93.91
5.500 - 5.999	3	455,677	0.43	151,892	661	75.04
6.000 - 6.499	5	1,853,429	1.74	370,686	670	94.06
6.500 - 6.999	1	493,633	0.46	493,633	651	95.00
Total	**508**	**$106,488,967**	**100.00 %**	**$209,624**	**692**	**85.71 %**